Mail Stop 4561

August 11, 2006

Christopher G. Kuhn
Vice President, General Counsel and
Secretary
Verticalnet, Inc.
400 Chester Field Parkway
Malvern, PA 19355

> **Re:** **Verticalnet, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 14, 2006**
> **File No. 333-135789**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarter Ended March 31, 2006**
> **File No. 0-25269**

Dear Mr. Kuhn:

We have limited our review of your registration statement and periodic filings to those issues we have addressed in our comments below. Please respond to the comments on your periodic filings within 10 business days of the receipt of this letter. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Summary, page 1

1.   You state that the summary is "qualified in its entirety" by the information provided
        elsewhere in the prospectus and in the information incorporated by reference. We
        note similar qualifications found in many of your filings in reference to exhibits to
        those filings. See, for example, the current report on Form 8-K filed July 6, 2006
        (stating "the description of the Omnibus Plan does not purport to be complete and is
        qualified in its entirety by reference to the full text of the Omnibus Plan, a copy of
        which is filed as Exhibit 10.1 to this report") and the definitive proxy statement filed
        April 12, 2006 (stating the in proposal 3 that the summary of the August 2005
        transaction "is qualified in its entirety by reference to the attached documents").
        Please note that such qualifications are not appropriate as textual disclosure should be
        materially complete. Confirm that you will refrain from making such qualifications in
        future filings. We will not object to disclosure indicating that investors should consult
        other documents or sections of the prospectus for more detailed descriptions.

Selling Shareholders, page 11

Shares Being Registered, page 11

2.   Revise your disclosure to provide a materially complete discussion of the August 12,
        2005 unregistered offering and the terms of the convertible notes. Specifically address
        when and how the conversion price is subject to adjustment and if either party has
        discretion over the type of consideration (i.e., shares of common stock or cash) in
        which interest payments can be made.

3.   Please revise to clarify whether the natural persons named in footnotes (6), (8), (9),
        (17) and (18) exercises sole voting and dispositive powers with respect to the shares to
        be offered for resale by the corresponding entities. Please also revise to disclose the
        natural person who exercises voting and dispositive discretion with respect to the
        shares to be offered for resale on behalf of Platinum Long Term Growth I, LLC. See
        Interpretation I.60 of the July 1997 manual of publicly available CF telephone
        interpretations, as well as interpretation 4S of the Regulation S-K portion of the March
        1999 supplement to the CF telephone interpretation manual.

4.   Tell us all of the selling stockholders that are broker-dealers or affiliates of broker-
        dealers. It appears from your disclosure in footnotes (6) and (17) that Castle Creek
        Technology Partners and Portside Growth and Opportunity Fund may be affiliates of
        registered broker-dealers. If true, please revise your disclosure to identify them as
        affiliates of broker-dealers, briefly describe the nature of the affiliation, and indicate
        whether the broker-dealer affiliates acquired the securities to be resold in the ordinary

course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Plan of Distribution, page 19

5.   We note your disclosure that selling stockholders may engage in short sales of the common stock registered in this prospectus. Please confirm that Verticalnet and the selling stockholders are aware of CF Tel. Interp. A.65.

6.   We note your disclosure that the anti-manipulation rules of Regulation M <u>may</u> apply to the sale of shares and activities of the selling shareholders. Please revise to state that selling shareholders must conduct their sales in accordance with all rules promulgated under the Exchange Act, including those provided under Regulation M. Tell us what steps you have implemented to ensure that each of the selling shareholders will conduct the distribution in accordance with Regulation M. <u>See</u> paragraph (b)(7) of Rule 461.

Where You Can Find More Information, page 18

7.   Revise your incorporation by reference section to include the current reports on Form 8-K filed July 25 and August 7, 2006, as well as all other filings made pursuant to 13(a), 13(c), 14 or 15(d) since the end of you most recent fiscal year.

Part II

Exhibit Index, page vii

8.   Please provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A – Controls and Procedures, page 74

9.   We note your disclosure that "[t]he evaluation referred to in paragraph (a) of this Item did not identify any changes in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." Please note that Item 308(c) of Regulation S-K requires that you disclose any change in internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15,

not changes identified in connection with the evaluation required by paragraph (b) of that rule. Please confirm that, pursuant to the evaluation required by Rule 13a-15(d), you did not have any changes in your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting for the quarter ended December 31, 2005. This comment also applies to your Form 10-Q for the quarter ended March 31, 2006. Please confirm that you will take this comment into consideration in preparing future Item 308(c) disclosure.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (610) 240-9470
        Christopher Kuhn
        Verticalnet, Inc.